Actions Semiconductor Reports First Quarter 2014 Results

ZHUHAI, China, May 6, 2014 -- Actions Semiconductor Co., Ltd. (Nasdaq: ACTS) (“Actions Semiconductor” or “the Company”), one of China's leading fabless semiconductor companies that provides comprehensive portable multimedia and mobile internet system-on-a-chip (SoC) solutions for portable consumer electronics, today reported its financial results for the first quarter ended March 31, 2014.

All financial results are reported on a U.S. GAAP basis.

Revenue for the first quarter of 2014 was $11.3 million, as compared to revenue of $17.6 million for the fourth quarter of 2013, and $16.4 million for the first quarter of 2013.

Net loss attributable to Actions Semiconductor's shareholders for the first quarter of 2014 was $5.5 million or $0.080 per basic and diluted American Depositary Share ("ADS"). This compares to net loss attributable to Actions Semiconductor's shareholders of $0.8 million or $0.012 per basic and diluted ADS, for the fourth quarter of 2013, and net income attributable to Actions Semiconductor’s shareholders of $0.4 million or $0.006 per basic and diluted ADS, for the first quarter of 2013.

Actions Semiconductor reported gross margin of 23.1% for the first quarter of 2014, compared to gross margin of 22.2% for the fourth quarter of 2013, and 36.2% for the first quarter of 2013. The Company ended the first quarter with $219.4 million in cash and cash equivalents, together with time deposits, trading securities and marketable securities, current and non-current.

Since the share repurchase program commenced in 2007, the Company has invested approximately $51.5 million in repurchasing its shares. As of March 31, 2014, approximately 22.5 million ADSs were repurchased. The Company’s Board of Directors today authorized an increase to 50 million ADSs from 30 million ADSs for the share repurchase program. In addition, at the Company’s 2014 annual general meeting held today, shareholders approved the Company’s future repurchases from time to time of its Ordinary Shares and ADSs (and the underlying Ordinary Shares representing such ADSs) at such time, at such price, and in such manner and on such other terms as determined by the Company’s Board of Directors.

“In the first quarter of 2014, the whitebox tablet market experienced soft demand, primarily due to the buildup of inventory by tablet manufacturers in late 2013 in advance of the Chinese New Year holiday. Combined with more intense competition in the whitebox tablet market following the entry of two large players and typical seasonality related to the Chinese New Year holiday, revenue came in below our expectations. Meanwhile, our bottom line was impacted by our ongoing aggressive pricing strategy, an unanticipated inventory write-down which reduced gross margin by about 4% and a $2.5 million unrealized, non-cash foreign exchange loss associated with the rapid depreciation of the Chinese RMB against the U.S. dollar,” stated Dr. Zhenyu Zhou, CEO of Actions Semiconductor.

“Although more intense competition and other dynamics in the whitebox tablet market are expected to impact our near term performance, we believe the tablet market still holds the strongest growth potential for Actions. We expect growth in shipments of our OWL Series product family for tablets in the remainder of the year. We also anticipate good traction from our new quad-core solution for Over-the-top (OTT) set top boxes with advanced multimedia features and Bluetooth 4.0 dual-mode boombox solutions.”

“In terms of our corporate development, we have initiated a reorganization of our group structure which will put us in a better position to monetize the vast intellectual property portfolio we have developed over the years, including entering into additional licensing contracts and joint venture agreements. We are also mindful of the intense competition for quality engineers in China. We will be rethinking and rolling out better incentive programs for our employees in the coming months, particularly with respect to our talented engineers,” Dr. Zhou concluded.

Business Outlook

The following statements are based upon management's current expectations. These statements are forward-looking, and actual results may differ materially. The Company undertakes no obligation to update these statements.

Based on current market trends, the Company expects revenue in the second quarter of 2014 to be in the range of $15.0 to $17.0 million. The Company expects revenue in the second half of 2014 to return to a strong growth trajectory, driven primarily by growth in shipments of its OWL Series product family of chipsets.

Conference Call Details

Actions Semiconductor's first quarter of fiscal year 2014 teleconference and webcast is scheduled to begin at 8:00 a.m. Eastern Time, on Tuesday, May 6, 2014. To participate in the live call, analysts and investors should dial 1-888-549-7750 (within U.S.) or 1-480-629-9722 (outside U.S.) at least ten minutes prior to the call. The conference ID number is 4680482. Actions Semiconductor will also offer a live and archived webcast of the conference call, accessible from the "Investor Relations" section of the Company's website at www.actions-semi.com. An audio replay of the call will be available to investors through May 16, 2014 by dialing 1-800-406-7325 (within U.S.) or 1-303-590-3030 (outside U.S.) and entering access code 4680482.

About Actions Semiconductor

Actions Semiconductor is one of China's leading fabless semiconductor companies that provides comprehensive portable multimedia and mobile internet system-on-a-chip (SoC) solutions for portable consumer electronics. Actions Semiconductor products include SoCs, firmware, software, solution development kits, as well as detailed specifications of other required components. Actions Semiconductor also provides total product and technology solutions that allow customers to quickly introduce new portable consumer electronics to the mass market in a cost effective way. The Company is headquartered in Zhuhai, China, with offices in Shanghai and Shenzhen. For more information, please visit the Actions Semiconductor website at http://www.actions-semi.com.

"Safe Harbor" Statement under the Private Securities Litigation Reform Act of 1995

Statements contained in this release that are not historical facts are forward-looking statements, as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements include statements concerning the outlook for its dual-core and quad-core solutions for tablets, cloud-connected devices and other multimedia devices in domestic and overseas markets, customer acceptance of the Actions Semiconductor’s new products and corresponding increases in market share, Actions Semiconductor's belief that it is positioned to capture some upside from these trends, and Actions Semiconductor's future expectations with respect to revenue growth. Actions Semiconductor uses words like "believe," "anticipate," "intend," "estimate," "expect," "project" and similar expressions to identify forward-looking statements, although not all forward-looking statements contain these words. These forward-looking statements are estimates reflecting current assumptions, expectations and projections about future events and involve significant risks, both known and unknown, uncertainties and other factors that may cause Actions Semiconductor's actual performance, financial condition or results of operations to be materially different from those suggested by the forward-looking statements including, among others, customers' cancellation or modification of their orders; our failure to accurately forecast demand for our products; the loss of, or a significant reduction in orders from, any of our significant customers; fluctuations in our operating results; our inability to develop and sell new products; defects in or failures of our products; the expense and uncertainty involved in our customer design-win efforts; the financial viability of the distributors of our products; consumer demand; worldwide economic and political conditions; fluctuations in our costs to manufacture our products; our reliance on third parties to manufacture, test, assemble and ship our products; our ability to retain and attract key personnel; our ability to compete with our competitors; and our ability to protect our intellectual property rights and not infringe the intellectual property rights of others. Other factors that may cause our actual results to differ from those set forth in the forward-looking statements contained in this press release and that may affect our prospects in general are described in our filings with the Securities and Exchange Commission, including our most recently filed Forms F-1, 20-F and 6-Ks. Other unknown or unpredictable factors also could have material adverse effects on Actions Semiconductor's future results, performance or achievements. In light of these risks, uncertainties, assumptions and factors, the forward-looking events discussed in this press release may not occur. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date stated, or if no date is stated, as of the date of this press release. Except as required by law, Actions Semiconductor undertakes no obligation and does not intend to update or revise any forward-looking statement to reflect subsequent events or changed assumptions or circumstances.

Investor Contacts:
Elaine Ketchmere, CFA	Ally Xie, CA, CPA
Compass Investor Relations	Actions Semiconductor
eketchmere@compass-ir.com	investor.relations@actions-semi.com
+1-310-528-3031	+86-756-3392353*1018

ACTIONS SEMICONDUCTOR CO., LTD.

CONSOLIDATED CONDENSED BALANCE SHEETS

(in thousands of U.S. dollars)

	At March 31,	At December 31,	At March 31,
	2014	2013	2013
	(unaudited)	(audited)	(unaudited)
ASSETS
Current assets:
Cash and cash equivalents	40,596	53,263	57,511
Time deposit	322	327	-
Restricted deposits	37,823	27,181	15,322
Marketable securities	124,509	126,607	139,520
Trading securities	73	74	74
Accounts receivable, net of allowance for doubtful accounts of $23, nil and nil as of March 31, 2014, December 31, 2013 and March 31, 2013, respectively	6,784	5,782	5,248
Amount due from a related party	725	1,301	292
Amount due from an equity method investee	42	38	36
Inventories, net of inventory written-down of $1,965, $1,558 and $704 as of March 31, 2014, December 31, 2013 and March 31, 2013, respectively	25,308	20,278	16,961
Prepaid expenses and other current assets	3,466	3,972	10,734
Income tax recoverable	46	67	189
Deferred tax assets	578	416	422
Total current assets	240,272	239,306	246,309

Investments in equity method investees	17,779	17,843	14,262
Other investments	15,627	15,648	16,308
Marketable securities	16,099	17,139	11,269
Rental deposits	70	61	58
Property, plant and equipment, net	31,142	31,896	31,876
Land use right	1,542	1,588	1,579
Acquired intangible assets, net	10,862	12,218	10,022
Deposit paid for acquisition of intangible assets	380	145	-
Deferred tax assets	93	99	76
TOTAL ASSETS	333,866	335,943	331,759

LIABILITIES AND EQUITY
Current liabilities:
Accounts payable	9,992	6,016	11,656
Accrued expenses and other current liabilities	5,024	6,127	8,340
Short-term bank loans	40,500	35,500	25,500
Other liabilities	1,331	1,362	2,351
Income tax payable	49	49	135
Deferred tax liabilities	417	343	607
Total current liabilities	57,313	49,397	48,589

Other liabilities	370	412	13
Payable for acquisition of intangible assets	-	-	128
Deferred tax liabilities	3,493	3,589	3,299
Total liabilities	61,176	53,398	52,029
Equity:
Ordinary shares	1	1	1
Additional paid-in capital	18,584	18,882	20,257
Accumulated other comprehensive income	36,672	40,734	36,246
Retained earnings	217,464	222,959	223,256
Total Actions Semiconductor Co., Ltd. shareholders' equity	272,721	282,576	279,760
Non-controlling interest	(31)	(31)	(30)
Total equity	272,690	282,545	279,730
TOTAL LIABILITIES AND EQUITY	333,866	335,943	331,759

ACTIONS SEMICONDUCTOR CO., LTD.

CONSOLIDATED CONDENSED STATEMENTS OF OPERATIONS

(in thousands of U.S. dollars, except number of shares and per share amounts)

	Three months ended	Three months ended	Three months ended
	March 31,	December 31,	March 31,
	2014	2013	2013
	(unaudited)	(unaudited)	(unaudited)

Revenues:
Third-parties:
System-on-a-chip products	9,566	15,095	15,769
Semiconductor product testing services	27	29	17
	9,593	15,124	15,786
Related-parties:
System-on-a-chip products	1,719	2,451	629
Total revenues	11,312	17,575	16,415
Cost of revenues:
Third-parties:
System-on-a-chip products	(7,451)	(11,567)	(10,063)
Semiconductor product testing services	(18)	(13)	(5)
	(7,469)	(11,580)	(10,068)
Related-parties:
System-on-a-chip products	(1,227)	(2,094)	(399)
Total cost of revenues	(8,696)	(13,674)	(10,467)
Gross profit	2,616	3,901	5,948
Other operating income	479	1,517	74
Operating expenses:
Research and development	(6,776)	(6,086)	(6,022)
General and administrative	(2,037)	(2,547)	(1,977)
Selling and marketing	(384)	(614)	(495)
Total operating expenses	(9,197)	(9,247)	(8,494)
Loss from operations	(6,102)	(3,829)	(2,472)
Other (loss) income	(2,504)	779	220
Other-than-temporary impairment loss on investments	-	(681)	-
Interest income	3,080	3,241	3,198
Interest expense	(137)	(146)	(100)
(Loss) income before income taxes, equity in net income (loss) of equity method investees and non-controlling interest	(5,663)	(636)	846
Income tax credit (expense)	165	(108)	(353)
Equity in net income (loss) of equity method investees	3	(82)	(73)
Net (loss) income	(5,495)	(826)	420
Add: Net loss attributable to non-controlling interest	-	1	1
Net (loss) income attributable to Actions Semiconductor Co., Ltd.	(5,495)	(825)	421

Net (loss) income attributable to Actions Semiconductor Co., Ltd.
Basic (per share)	(0.013)	(0.002)	0.001

Diluted (per share)	(0.013)	(0.002)	0.001

Basic (per ADS)	(0.080)	(0.012)	0.006
Diluted (per ADS)	(0.080)	(0.012)	0.006

Weighted-average shares outstanding used in computation:
Basic	411,501,170	412,162,575	410,117,085
Diluted	411,501,170	412,162,575	419,861,988

Weighted-average ADS outstanding used in computation:
Basic	68,583,528	68,693,763	68,352,848
Diluted	68,583,528	68,693,763	69,976,998

Note: Share-based compensation recorded in each
expense classification above is as follows:
Research and development	4	74	164
General and administrative	3	25	50
Selling and marketing	(1)	3	8
Cost of revenues	-	-	-

ACTIONS SEMICONDUCTOR CO., LTD.

CONSOLIDATED CONDENSED STATEMENTS OF CASH FLOWS

(in thousands of U.S. dollars)

	Three months ended	Three months ended	Three months ended
	March 31,	December 31,	March 31,
	2014	2013	2013
	(unaudited)	(unaudited)	(unaudited)
Operating activities:
Net (loss) income	(5,495)	(826)	420
Adjustments to reconcile net (loss) income to net cash provided by operating activities:
Depreciation of property, plant and equipment	503	508	547
Amortization of land use right	9	9	9
Amortization of acquired intangible assets	1,138	923	866
Utilization of subsidy from local authorities of Zhuhai, the People's Republic of China ("PRC")	-	(846)	-
(Gain) loss on disposal of property, plant and equipment	(3)	-	7
Impairment loss recognised in respect of other investments	-	681	-
Equity in net (income) loss of equity method investees	(3)	82	73
Share-based compensation	6	102	222
Deferred tax	(179)	94	269
Changes in operating assets and liabilities:
Accounts receivable	(1,046)	1,525	706
Notes receivable	-	37	-
Amount due from a related party	576	(1,301)	48
Amount due from an equity method investee	(4)	37	43
Inventories	(5,468)	5,344	(4,954)
Prepaid expenses and other current assets	415	(930)	(1,435)
Accounts payable	4,058	(330)	3,570
Accrued expenses and other current liabilities	(1,232)	348	(563)
Income tax recoverable	19	13	-
Income tax payable	-	1	86
Rental deposit (paid) received	(11)	5	(9)
Net cash (usded in) provided by operating activities	(6,717)	5,476	(95)

Investing activities:
Proceeds from redemption of marketable securities	41,432	13,434	7,354
Proceeds from disposal of property, plant and equipment	18	25	-
Proceeds from disposal of intangible assets	24	-	-
Purchase of marketable securities	(39,284)	(30,529)	(16,024)
Purchase of property, plant and equipment	(483)	(340)	(24)
Purchase of intangible assets	(20)	(1,199)	(42)
Deposit paid for acquisition of intangible assets	(240)	(145)
Increase in restricted deposits	(11,021)	(5,960)	(5,296)
Net cash used in investing activities	(9,574)	(24,714)	(14,032)

Financing activities:
Raise of short-term bank loans	10,000	5,000	-
Advance subsidy from local authorities of Zhuhai, the PRC	-	412	290
Proceeds from exercise of share-based awards	757	471	1,370
Repayment of short-term bank loan	(5,000)	-	-
Repurchase of ordinary shares	(1,061)	(1,845)	(1,537)
Net cash provided by financing activities	4,696	4,038	123

Net decrease in cash and cash equivalents	(11,595)	(15,200)	(14,004)

Cash and cash equivalents at the beginning of the period	53,263	67,884	71,336

Effect of exchange rate changes on cash	(1,072)	579	179
Cash and cash equivalents at the end of the period	40,596	53,263	57,511